Exhibit 4.2

For the year ended February 28,

2009

Management Discussion & Analysis

BREAKING THE
GIGABIT BARRIER
DRAGONWAVE
HORIZON DUO
TAKING WIRELESS TO NEW HEIGHTS

DragonWave Inc.

May 7, 2009

DragonWave Inc.

Management’s Discussion and Analysis

For the year ended February 28, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

DATED:  MAY 7, 2009

The following provides management’s discussion and analysis (“MD&A”) of DragonWave Inc.’s consolidated results of operations and financial condition for year ended February 28, 2009. For additional information and details about the risks the company faces, readers are referred to the Company’s Annual Information Form (AIF), which is published separately on May 7, 2009 and available at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars.  The information contained herein is dated as of May 7, 2009 and is current to that date, unless otherwise stated.

The Company’s fiscal year commences March 1 of each year and ends on the last day of February of the following year.

In this document, “we”, “us”, “our”, “Company” and “DragonWave” all refer to DragonWave Inc. collectively with its subsidiaries, DRAGONWAVE CORP & 4472314 Canada Inc. The content of this MD&A has been approved by the Board of Directors, on the recommendation of its Audit Committee.

Forward-Looking Statements

Certain statements included in this management’s discussion and analysis constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intent” and similar expressions to the extent they relate to the Company or its management.  The Company’s actual results are subject to a number of risks and uncertainties that could cause the actual results or events to differ materially from those indicated in the forward-looking statements.

The following table sets out selected consolidated financial information for the periods indicated.  The selected financial information set out below as at, and for the years ended, February 28, 2009, February 29, 2008 and February 28, 2007 has been derived from the consolidated financial statements and accompanying notes.  Each investor should read the following information in conjunction with those statements and the related notes.

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2009	2008	2007

REVENUE	43,334	40,404	24,170
Cost of sales	28,683	24,980	16,124
Gross profit	14,651	15,424	8,046

EXPENSES
Research and development	10,628	10,378	6,107
Selling and marketing	10,649	8,858	5,983
General and administrative	4,079	3,885	2,554
Investment tax credits	(82)	(492)	(739)
Restructuring Charges	501	—	—
	25,775	22,629	13,905
Loss from Operations	(11,124)	(7,205)	(5,859)

Interest income (expense), net	658	906	(492)

Interest expense on debt component of redeemable preferred shares and convertible debt	—	(500)	(3,610)
Patent fee	—	—	(435)
Foreign exchange gain (loss)	4,514	(1,453)	(328)
Net loss	(5,952)	(8,252)	(10,724)
Income taxes	(37)
Net and Comprehensive Loss	(5,989)	(8,252)	(10,724)
Deficit, beginning of period	(71,871)	(63,619)	(52,895)
Deficit, end of period	(77,860)	(71,871)	(63,619)

Basic and fully diluted loss per share	(0.21)	(0.35)	(2.96)
Basic and diluted weighted average number of Shares outstanding (1)	28,537,202	23,448,504	3,615,466

(1) after giving effect to the one-for-ten share consolidation

	As at	As at	As at
	February 28,	February 29,	February 28,
	2009	2008	2007
Consolidated Balance Sheet Data:
Cash and cash equivalents	8,504	1,551	1,334
Short Term Investments	14,994	31,908	—
Total Assets	51,828	59,815	20,540
Line of credit	641	550	4,443
Convertible debt	—	—	13,020
Debt component of redeemable preferred shares	—	—	18,004
Total liabilities	8,533	11,318	44,744
Total shareholder’s equity (deficiency)	43,295	48,497	(24,204)

Overview

DragonWave Inc. is a foremost industry innovator who designs, develops and manufactures carrier-grade microwave equipment offering high capacity broadband wireless systems for network operators and service providers worldwide.  The Company delivers native Ethernet wireless point-to-point backhaul networks for the transport of voice, video and data.

DragonWave entered fiscal 2009 with a strategy to continue its thrusts to grow revenue, expand internationally, penetrate new customers, and improve margin.  The year end results show that a revenue growth of 7% over the previous year was attained.  There were two main factors that constrained revenue from growing faster during the year.  The first is the announcement of a business combination of two of DragonWave’s carrier customers in North America that resulted in purchases from both customers being curtailed as regulatory approval was pursued and the combination was completed.  The combination of Clearwire and Sprint’s broadband business was completed successfully at the end of November 2008 and the transaction included an injection of $3.2 billion USD.  The second factor constraining growth was the effect of the macroeconomic instability the world is experiencing which had the impact of changing some customer buying patterns to conserve cash.  On the international expansion front, revenue from outside north America increased by 11% year over year.  The dampening effect of the financial market situation was most noticeable in Europe with the Middle East market reflecting less of an impact.  New customer acquisition was strong with 55 new customers being sold to during the year bringing the customer base to more than 250 customers worldwide, in 56 countries.  The value proposition of DragonWave’s Horizon product family with its carrier class performance, low power consumption, in indoor and outdoor configurations were important determinants of these new customer wins.  DragonWave’s gross margin came in at 34% in fiscal 2009 versus 38% in fiscal 2008.  Half of this decline in gross margin is a result of an excess inventory charge of $1.0 million being taken in the fourth quarter. This provision recognizes material that has become excess based on the rapid success of the Horizon product platform.  The other half of the decline was a combination of product mix shifting to an average of lower capacity products, some one-time costs associated with a new carrier win, and higher freight costs. Overall the company has remained healthy and is now well positioned to address opportunities in FY2010.

Several important customer announcements during the year highlighted the scale and geographic distribution of the new wins.  In the Latin American region, M3 Wireless of Bermuda announced their intention to use DragonWave equipment for backhaul in their network and DragonWave was pleased to have Brightstar sign on as a new distributor in the Caribbean.  In Europe, Altitude Infrastructure, a subsidiary of Altitude Group, selected DragonWave products to provide high capacity Ethernet backhaul as part of its rollout of WiMAX broadband services across France.  A major win in Italy was also announced where Linkem Spa, one of that country’s largest broadband service providers selected DragonWave’s Horizon Compact for their new WiMAX network.  Pakistan has become one of DragonWave’s most active markets and the recently announced win with wi-tribe Pakistan Limited, a WiMAX service provider in the country has further strengthened DragonWave’s presence there.

One of the most significant shifts in the product mix in this fiscal year was the swing toward DragonWave’s Horizon product family.  By the fourth quarter this year, greater than 90% of all orders received were for either Horizon Compact or Horizon Duo, and this trend is expected to continue.  The Company is very pleased with the market’s adoption of Horizon and believes that it will continue to gain traction in the backhaul market.  The low projected demand for AirPair products, however has necessitated an examination of the existing inventory levels for AirPair specific components.  The total value of the inventory provision recorded in the 4th quarter of FY09 for excess AirPair inventory is $1.0 million.  A significant portion of this provision relates to two critical components secured by DragonWave as part of a last time buy agreement in 2005 ($ 0.9 million).

Within the context of limited revenue growth and visibility, DragonWave’s focus centred on cost control.  Although certain costs were consciously expended to achieve new large customer wins, where possible DragonWave took aggressive steps to find new sources of supply, and re-think shipping methods.  In an environment of intense pricing pressure, higher fuel surcharges, and increased overhead and labour costs associated early stage production of Horizon, DragonWave was able to limit the margin erosion to 2% before the excess

AirPair inventory provision was taken (FY09 Margin before AirPair provision: 36.1%; FY09 Margin after AirPair provision: 33.8%; FY08 gross margin 38.2%).

The aggressive cost reduction measures designed to proactively reduce the cost structure of the company were extended to include the elimination of approximately twenty positions from the Company’s workforce in the third quarter which reduced the Company’s total headcount by close to 13%.  The Company also announced that it would be cancelling its dual listing on the London Stock Exchange’s Alternative Investor Market (AIM).

DragonWave also took the proactive step in fiscal 2009 of adopting a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding securities of the Company.  The Rights Plan is intended to provide the Company’s Board with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and offer fair value, and permits bids that meet certain requirements intended to protect the interests of all shareholders.

In fiscal year 2010, the Company plans to continue to attract new customers globally whilst meeting the growing needs of its existing customer base including carriers, distributors, and Value Added Re-sellers.  The Company will continue to push down the cost curve with investment in product design, and through global changes to the sources of its supply.

Revenue and Expenses

The Company distributes its products and services through a combination of direct and indirect sales channels.  In the service provider market, the Company’s direct sales efforts target customers worldwide implementing or planning networks, and include marketing to prospective customers where spectrum is being sold in anticipation of a network build.  The sales cycle to this class of customer typically involves a trial (or trials), and generally requires nine to twelve months from first contact before orders are received.  Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply arrangement.  The Company addresses the remainder of the market through a network of distributors, Value Added Resellers (“VARs”) and Original Equipment Manufacturers  (“OEMs”), leveraging the market specific expertise of these channel partners.

The Company evaluates revenue performance over three main geographic regions.  These regions are North America; Europe the Middle East and Africa (EMEA); and Rest of World (ROW).  The following table sets out the portion of new customers and existing customers DragonWave shipped to in fiscal year 2009.

The chart above demonstrates the growing interest in DragonWave’s wireless Ethernet products internationally.  To support the globalization initiative, the Company invested in more sales resources in EMEA, in developing product variants to meet specific country requirements, and in certifying products for sale in new regions. The Company intends to continue its efforts to increase sales penetration in locations outside North America in fiscal 2010.

The Company’s manufacturing strategy continues to centre on the utilization of outsourced manufacturing to meet the increasing demand for the Company’s products worldwide.  As such, a large component of the Company’s cost of sales is the cost of product purchased from outsourced manufacturers.  In addition to the cost of product payable to outsourced manufacturers, the Company incurs expenses associated with final configuration, testing, logistics and warranty activities.  Final test and assembly for the links sold by the Company is carried out on DragonWave’s premises. The Company primarily uses the services of two outsourced manufacturers.   One of those manufacturers is BreconRidge Corporation. BreconRidge is a related party because one of its directors, Terence Matthews, holds a significant equity position in both the Company and BreconRidge. Management believes that the commercial terms of the Company’s arrangement with BreconRidge reflect fair market terms and payment provisions. Research and development costs relate mainly to the compensation of the Company’s engineering group and the material consumption associated with prototyping activities.  Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities, and customer support services.

General and administrative expenses relate to the remuneration of related personnel, and professional fees associated with tax, accounting and legal advice, and insurance costs.

Occupancy and information systems costs are related to the Company’s leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in the Company’s business.  The Company’s facilities are leased from a related party that is controlled by a director and shareholder of the Company. Management believes the terms of the lease reflect fair market terms and payment provisions.

For the period from March 1, 2007 until DragonWave’s initial public offering on April 19, 2007 DragonWave was classified as a Canadian controlled private corporation (CCPC).  By virtue of being a CCPC, the Company claimed and received a partial cash refund relating to qualified research and development expenditures from the Canadian federal and provincial governments.  The cash refundable amount was estimated by Management each year and is reflected in the financial statements of the Company as a reduction to expenses.  As a consequence of ceasing to be a CCPC, the federal portion of Investment Tax Credits (ITCs) earned by the Company will no longer be refundable but will still be available to the Company at a reduced rate to reduce future cash taxes payable.  There is still a refundable provisional investment tax credit available to the Company.

The Company conducts the majority of its business transactions in two currencies, U.S. dollars and Canadian dollars.  Most of the Company’s sales and cost of sales are denominated in U.S. dollars.  Since the Company’s headquarters are located in Canada, the majority of the Company’s operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars.  The majority of the proceeds from the initial public offering and follow on offering were received by the Company in Canadian dollars.   This supply of Canadian currency significantly reduces the requirement for DragonWave to purchase Canadian dollars to pay Canadian based expenses for the foreseeable future.  The requirement to sell U.S. currency and purchase Canadian dollars in the past exposed the company to fluctuations in the Canadian and U.S. dollar exchange rates.

Comparison of the three months, and years ended February 28, 2009 and February 29, 2008

Revenue

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

11,333	10,342	43,334	40,404

Revenue increased by 9.6% or $1.0 million for the fourth quarter of fiscal 2009 compared with the same period in the previous year and by 7.3 % or $2.9 million for the year ended February 28, 2009 compared with the twelve months ended February 29, 2008.

Changes to Revenue; Q4 FY2009 vs. Q4 FY008

New Customers (China, Pakistan, Middle East, Italy)	3.0
Existing Customers: Distributors and VARs globally	(0.4)
Existing Customers: Regional Carriers and Internet Service Providers, primarily in Europe	(0.9)
Timing of the completion of certain Engineering Services Contracts	(0.7)
1.0

Changes to Revenue; FY2009 vs. FY008

New Customers: (Primarily a regional carrier in Pakistan; VAR in Italy)	4.6
New Customers: (VAR in China)	1.5
New Customers: (North American based VARs & Regional Carriers)	0.8
Existing Customers: (Regional Carrier in Canada)	0.7
Existing Customers: (Primarily the timing of completion of projects in Germany/Spain)	(3.5)
Existing Customers: (North American based distributors and VARs)	(0.4)
Timing of the completion of certain Engineering Services Contracts	(0.8)
2.9

The table below, shows the fourth quarter and total year breakdown by region, and reveals the impact by region of the factors described above.

	Three months ended				Twelve Months ended
	Feb. 28, 2009		Feb. 29, 2008		Feb. 28, 2009		Feb. 29, 2008
	$	%	$	%	$	%	$	%

North America	7,579	67%	8,121	79%	29,641	69%	28,065	70%
Europe, Middle East and Africa	2,141	19%	2,074	20%	11,334	26%	11,382	28%
ROW	1,613	14%	147	1%	2,359	5%	957	2%
	11,333	100%	10,342	100%	43,334	100%	40,404	100%

Gross Profit

	Three Months Ended		Twelve Months Ended
	Feb. 28	Feb. 29	Feb. 28	Feb. 29
	2009	2008	2009	2008
	$	$	$	$
Gross Margin before Airpair
Inventory Provision	3,935	4,256	15,647	15,424
	34.7%	41.2%	36.1%	38.2%
Less: Airpair Inventory Provision	996	0	996	0

Gross Profit	2,939	4,256	14,651	15,424
	25.9%	41.2%	33.8%	38.2%

The decrease in margin as a percentage of revenue in the fourth quarter of fiscal 2009 when compared to the same period in the previous year can be attributed to several factors which have been impacting the Company for the past two quarters.  First, a combination of product mix changes and significant global pricing pressures have resulted in a 4.5% reduction to margin year over year.   Second, overhead and labour costs associated with the shift to a product line in the early phases of production had the impact of reducing margin by 1%.  Finally, higher costs associated with the globalization of DragonWave’s product sourcing strategy, including costs associated with transportation accounted for a 1% reduction.  The AirPair inventory provision, discussed previously reflects the excess component inventory perceived to exist in an environment where DragonWave’s Horizon product line has been so successful in its acceptance.  The provision had a 8.8% impact on margin in the quarter.

An examination of the 2.1% margin percentage change when comparing fiscal year 2009 to fiscal year 2008 reveals the impact of a number of pressures on the business.  Once again, labour and overhead costs associated with the final test and assembly for the horizon product line are higher than the more mature AirPair product line and these higher costs had a 1% impact on gross margin.  The shift to suppliers located in China and the utilization of a Contract Manufacturer in the United States resulted in higher freight costs and this reduced margin by approximately 1% in the year as well.   DragonWave continues to take significant steps to reduce the material costs of their products through design modifications and changes to their sources of supply.  Strategies to minimize the impact of transportation costs are being employed and the overhead and labour costs associated with the early phases of producing Horizon Compact and Horizon Duo are expected to decline with experience and the migration of a greater portion of the process to contract manufacturers.  The AirPair inventory provision had a 2.3% impact on margin for the year.

Research and Development

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

2,476	2,806	10,628	10,378

Research and development (“R&D”) expenses decreased by $0.4 million for the three months ended February 28, 2009 and increased by $0.3 million for the year ended February 28, 2009 when compared with the same periods in the prior fiscal year.

The restructuring actions which were announced on the first day of the fourth quarter had the effect of reducing the number of R&D resources.  Lower compensation related charges, and costs associated with external contractors were the primary contributors to the $0.4 million of lower spending in the fourth quarter of fiscal 2009 when compared to the same period in the previous year.

The R&D organization grew in the first three quarters of fiscal 2009 and this growth fueled a $0.4 million dollar increase in compensation related charges relative to the compensation costs in fiscal 2008.  In addition, depreciation expenses on recently purchased test equipment and related costs added $0.2 million to the R&D costs base year over year.  Offsetting these increases was lower material spending, which decreased by $0.3 million.  Material spending for prototype builds increases or decreases in response to the timing of product releases.  Horizon Compact and Duo were released in fiscal 2008 and early in fiscal 2009 respectively, and therefore the material spending in support of these releases was higher in fiscal 2008 than it was in fiscal 2009.

Selling & Marketing

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

2,453	2,728	10,649	8,858

Sales and Marketing expenses decreased by $0.3 million in the fourth quarter of fiscal 2009 relative to the same period in the previous year and increased by $1.8 million for the twelve month period ending February 28, 2009 relative to fiscal 2008.

DragonWave took active steps in fiscal 2009 to increase the number of sales and support personnel internationally. In addition, new marketing and product line management team members were also successfully recruited.  Compensation costs including variable compensation, therefore, was the primary contributor to higher spending levels in fiscal 2009. The higher costs associated with the increased resource pool were offset in the fourth quarter by lower variable compensation costs (Q4 - $0.3 million lower; FY2009 - $ 1.1 million higher)  The costs associated with supporting foreign offices increased year over year as well (Q4 - $0.1 million higher; FY2009 - $ 0.3 million higher).  Travel related spending for the year increased, although aggressive steps to minimize travel and control costs in the fourth quarter resulted in a decreased spending level quarter over quarter (Q4 - $0.1 million lower; FY2009 - $ 0.4 million higher)

General & Administrative

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

1,051	991	4,079	3,885

General and administrative expenses increased by $0.1 million for the three months ended February 28, 2009 and $0.2 million for year ended February 28, 2009 when compared to the same periods in the previous year.

The $0.1 million increase in spending in the fourth quarter of 2009 compared to the same quarter in fiscal 2008 can be attributed to higher business taxes, insurance and banking fees.  An examination of total year spending indicates that $0.2 million higher expenses associated with stock option compensation was a contributor to the year over year variance.  Stock option compensation expense is not cash impacting.  A higher bad debt provision associated with a specific account in the Middle East contributed $0.2 million to the increase which was offset by lower commodity and capital tax provisions which were reduced by approximately $0.2 million.

Investment Tax Credits

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

0	(50)	(82)	(492)

Investment tax credits declined by $0.1 million for the three months ended February 28, 2009 and by $0.4 million for the year ended February 28, 2009.  The Company was eligible to claim both federal and provincial refundable investment tax credits (ITCs) for the first 49 days of fiscal 2008, until April 18th, 2007.  After that date the Company’s status as a Canadian Controlled Private Corporation (CCPC) ended and the federal portion of the refundable ITCs ceased to be available.   While the company will continue to be eligible to claim investment tax credits to reduce future tax liabilities, only the provincial portion of the credit remains refundable.

Restructuring Expenses

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

17	0	501	0

During the third fiscal quarter of the year ending February 29, 2008, the Company implemented a restructuring plan aimed at reducing its operating expenses due to the uncertainty in some of its markets arising from the global financial conditions.

Restructuring charges related to severance costs and other cost reduction measures were $0.5 million and $.04 million respectively. Other costs include both legal and contract termination costs. All restructuring costs have been recognized in the current period. The greater part of all cash disbursements related to these restructuring costs took place during the three month period ending February 28, 2009 with a balance still owing of $17 thousand which is included in accounts payable.

Interest Income (Net)

	Three Months Ended		Twelve Months Ended
	Feb. 28	Feb. 29	Feb. 28	Feb. 29
	2009	2008	2009	2008
	$	$	$	$

Interest Income	83	454	693	1109
Interest Expense	(10)	(11)	(35)	(203)
	73	443	658	906

Interest income is calculated on the Company’s guaranteed short term investment.  The Company values the investment at market value.  Interest expense is paid on the Company’s line of credit.

The decreased principal and prime lending rate has resulted in lower interest income values in the fourth quarter and year to date, when compared to the same periods in the previous year.  The line of credit balance in its native currency has remained unchanged for the last five fiscal quarters, which resulted in no significant variance in interest expense.   In fiscal 2008, the line of credit balance remained high for a portion of the year.

Interest expense on debt component of preferred shares and convertible debt:

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

0	0	0	(500)

Interest accrued on the debt portion of Series A-1 Preferred Shares and Class B Preferred Shares and on the convertible secured subordinated promissory notes (the “Convertible Debt”) decreased from $ 0.5 million for the twelve months ended February 29, 2008 to $nil for the twelve months ended February 28, 2009. Following the Company’s IPO the convertible debt and redeemable preferred shares were converted into common shares and interest no longer needed to be accrued on these instruments.

Foreign Exchange Gain (Loss)

Three Months Ended		Twelve Months Ended
Feb. 28	Feb. 29	Feb. 28	Feb. 29
2009	2008	2009	2008
$	$	$	$

850	(472)	4,514	(1,453)

The foreign exchange gains recognized in fiscal 2009 result from the increasing strength of the U.S. dollar relative to the Canadian dollar over the course of fiscal 2009.  The gain is generated when U.S. denominated monetary assets are translated into Canadian dollars at the balance sheet date.

Liquidity and Capital Resources

As at February 28, 2009, the Company had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to $5.0 million.

The table below outlines selected balance sheet accounts and key ratios:

	As at	As at
	February 28,	February 29,
	2009	2008
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	8,504	1,551
Short Term Investments	14,994	31,908
Working Capital	40,619	45,674
Long Term Assets	2,676	2,823
Long Term Liabilities	—	—
Working Capital Ratio	5.8 : 1	5.0 : 1
Days Sales Outstanding in accounts receivable	76 days	97 days
Inventory Turnover	2.3 times	3.2 times

Cash

As at February 28, 2009 the Company had $23.5 million in cash and cash equivalents plus short term investments representing a $10.0 million decrease from February 29, 2008.  The cash was used in FY09 in a number of ways.  First, the net loss of $4.3 million ($5.9 million adjusted for items in net income which don’t affect cash including $1.1 million in depreciation and $0.6 million in stock based compensation) had a significant impact.  The $5.0 million growth in non-cash working capital was also an important driver, the most significant element in the non-cash working capital increase was the growth in inventory.  The Company continued to invest in critical capital assets and this further utilized $0.9 million in cash resources.  Offsetting these factors were a number of small financing activities including most prominently the exercise of warrants, together these activities provided $0.2 million dollars to the cash available to the Company.

Working Capital

February 29, 2008 to
Changes in working capital	February 28, 2009

Cash and cash equivalents and Short Term Investments	(10.0)
Accounts Receivable	(0.9)
Other receivables	(0.4)
Inventory	3.7
Prepaid Expenses	(0.3)
Accounts Payable and accrued liabilities	3.4
Deferred Revenue	(0.5)

Net Change in Working Capital	(5.0)

Working capital is calculated as the difference between the Company’s current assets and current liabilities. The Company’s working capital balance decreased by $5.0 million between February 29, 2008 and February 28, 2009. The decrease in cash and cash equivalents combined with short term investments had the most significant impact.

Decreases in the outstanding accounts receivable balance as well as other receivables was offset by the growth in inventory and the decrease in accounts payable and accrued liabilities amounts.

The days sales outstanding in accounts receivable, (DSO), as at February 28, 2009 was 76 days.  This calculation was 21 days lower than the DSO of 97 days at February 29, 2008.  The Company evaluates DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values.  A significant number of customers world wide are demanding longer payment terms, which is a reflection of the global economic environment at present.  This appetite for extended terms is likely to continue to push DragonWave’s days sales outstanding figure higher.

Inventory turnover for February 28, 2009 was 2.3 times for the period then ended, a turnover level similar to that experienced at November 30, 2008..  Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).  The Company will be continuing to pursue a variety of strategic directions with their outsourced manufacturers with the objective of reducing inventory levels and improving turnover going forward.

Cash Inflows and Outflows:

	28-Feb-09	29-Feb-08	28-Feb-07
	$	$	$
Cash Inflows and (Outflows) by Activity:
Operating activities	(10,356)	(10,178)	(8,165)
Investing activities	16,150	(34,182)	(300)
Financing activities	252	45,150	4,679
Effect of foreign exchange on bank accounts	907	(573)	(1)
Net cash inflows (outflows)	6,953	217	(3,787)

Cash Used in Operating Activities

DragonWave used $10.4 million dollars in operating related activities in the twelve month period ended February 28, 2009.  The Company’s net loss accounted for the majority of the usage ($5.9 million), while the increase in non-cash working capital ($5.0) million accounted for the majority of the remaining difference.

Purchase of Capital Assets

Capital asset purchases for the year ended February 28, 2009 were $0.9 million compared to $2.8 million for the same period in the prior year.  In FY2008 the significant capital spending level related primarily to the acquisition of test equipment and R&D lab equipment required to meet the changing capability requirements of the new product lines including Horizon Compact and Horizon Duo.  This spending declined in FY09 as most of the capability related equipment was already purchased.  Spending also occurred, to a lesser extent in the desktop and IT infrastructure area to meet the needs of the growing labour force in the Company.

Financing Activities

There was a limited level of financing activities during the twelve month period ending February 28, 2009.  Proceeds of $0.2 million were received due to the issuance of 114,980 common shares as a result of the Company’s bank exercising three separate warrants.

Liquidity and Capital Resource Requirements

Based on the Company’s recent performance, current revenue expectations, and the funds raised through the financing activities during the year outlined above, Management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Off Balance Sheet Arrangements

The Company leases space for its headquarters in Ottawa, Ontario.   The research and development, final configuration and test, and G&A groups are also housed in this facility.  The Company also leases warehouse spaces in Ottawa, Ontario.  The building lease expires in November, 2011, while the warehouse lease expires in October 2009.  Additional warehouse space is leased on a month by month basis. The rental costs including operating expenses total $49,640 and $13,370 per month respectively.    In April, 2008 the Company signed a lease agreement in England.  The lease expires in April, 2013 and rental costs including operating costs total $6,349 per month.

The Company uses an outsourced manufacturing model whereby most of the component acquisition and assembly of the Company’s products are executed by third parties.  Generally, the Company provides the supplier with a purchase order 90 days in advance of expected delivery.  The Company is responsible for the financial impact of any changes to the product requirements within this period.

Transactions with Related Parties

The Company leases premises from a real estate company controlled by a board member.  During the year ended February 28, 2009, the Company paid $0.8 million (year ended February 29, 2008 - $0.8 million), relating to the rent and operating costs associated with this real estate.  These amounts have been allocated amongst various expense accounts.

The Company also purchased products and services from two companies controlled or significantly influenced by a Board Member.  Total net product and services purchased for the year ended February 28, 2009 was $14.3 million (year ended February 29, 2008 - $14.9 million), and the value owing for net purchases at February 28, 2009 was $1.4 million (February 29, 2008 - $1.0 million) and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and cost of sales.

Interest expense paid to a related party for a Company issued Convertible Debenture for the year ended February 28, 2009 was $nil (year ended February 29, 2008 - $0.1 million).

All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

As at February 28, 2009, the Company had drawn $0.6 million (February 29, 2008 – $0.6 million), on an operating credit facility with a limit of $5.0 million (February 29, 2008 - $5.0 million).  Interest is calculated at the bank’s prime rate of interest plus 1.0% and resulted in a weighted average effective rate of 5.44% (February 29, 2008 - 8%).  The draw on the line of credit is denominated in both Canadian and US currencies. The Company has provided a general security agreement on accounts receivable and a refundable tax credit assignment (included in other receivables - note 3). The Company was in compliance with the financial covenants included in the lending agreement as at February 28, 2009

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109 (“NI 52-109”), we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that within the time periods specified in securities legislation:

•                  material information relating to the Corporation has been made known to them; and

•                  information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported

An evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective.

Changes in internal controls over financial reporting

No changes were made to our internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Inventory

Inventory is valued at the lower of cost and market.  The cost of raw materials is calculated on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties.  Software is considered to be incidental to the product.  Services range from installation and training to basic consulting.  Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable.  Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.  Additionally, the Company’s business agreements may contain multiple elements.  Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element.  For arrangements involving multiple elements, the Company allocates revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements.  These elements may include one or more of the following:  advanced replacement, extended warranties, training, and installation.  The Company allocates the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence.  This portion of the arrangement fee is deferred.  The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.  In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement, and therefore, the Company would allocate the corresponding revenue among the various components, as described above.

The Company generates revenue through direct sales and sales to distributors.  Revenue on stocking orders sold to distributors is not recognized until the product is delivered to an end user.

Arrangements that include services such as training and installation are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.  When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed.  When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

Revenue associated with extended warranty and advanced replacement is recognized rateably over the life of the contract.

Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized.  Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

Shipping and handling costs borne by the Company are recorded in costs of sales.  Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

Research costs are expensed as incurred.  Development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.  Government assistance and investment tax credits relating to ongoing research and development costs are recorded as a recovery of the related research and development expenses, and where such assistance is reasonably assured.

Foreign currency translation

The Company’s foreign subsidiary is considered financially and operationally integrated and is translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income.

Income taxes

The Company follows the liability method in accounting for income taxes.  Under this method, current income taxes are recognized based on an estimate of the current year.  Future tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The future benefit of losses available to be carried forward, and likely to be realized are measured using the substantively enacted tax rate in effect at the time in which the losses will be utilized. A valuation allowance is recorded when it is more likely than not that the benefit of the future income tax asset will not be realized.

Loss per share

Basic loss per share is calculated by dividing net loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net loss available to Common shareholders equates to the net loss. The diluted loss per share does not differ from the basic loss per share as outstanding dilutive instruments are anti-dilutive.

Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 2,075,918 stock options (2008 — 1,604,350) would be antidilutive for all periods.

Stock option plan

The company has a stock option plan which is described in Note 9.  The Company accounts for stock options granted to employees using the fair value method, in accordance with the recommendations in CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments.  In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

The Company launched an employee share purchase plan on October 20, 2008.  The plan includes provisions to allow employees to purchase Common shares.  The Company will match the contribution at a rate of 25%. Proceeds from employees and cost of matching shares are recorded in equity at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized into income.

CHANGES IN ACCOUNTING POLICIES

The CICA has issued the following new Handbook Sections which affect the current period:

a)  Handbook Section 3862, “Financial Instruments — Disclosures,” applies to fiscal years beginning on or after October 1, 2007. This Section modifies the disclosure standards for financial instruments that were included in Section 3861 “Financial Instruments — Disclosure and Presentation”. The new standard requires entities to provide disclosure on a) the significance of financial instruments for the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The Company has provided the required disclosure in Note 11.

b)  Handbook Section 3863, “Financial Instruments — Presentation,” applies to fiscal years beginning on or after October 1, 2007. This Section carries forward the same presentation standards for financial instruments that were included in Section 3861 “Financial Instruments — Disclosure and Presentation”.

c)  Handbook Section 3031, “Inventories”, was issued in March 2007 and replaces Section 3030 “Inventories” effective for fiscal years beginning on or after January 1, 2008. The new section prescribes measurement of inventories at the lower of cost and net realizable value. It provides guidance on the determination of cost, prohibiting the use of the last in, first out method (LIFO), and requires the reversal of previous write-downs when there is a subsequent increase in the value of inventories. The changes noted above have been incorporated in the current years financial statements and analysis.

d)  Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the qualitative data about what the entity regards as capital, whether the entity has complied with any capital disclosure requirements, and, if it has not complied, the consequences of such non-compliance.

The Company is in compliance with the new Handbook Sections mentioned above as of February 28, 2009.

Future Accounting Changes

a)              In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be complete by 2011 (Q1 FY2012). The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to International Financial Reporting Standards (“IFRS”)

DragonWave will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012.  The Company is aware of the magnitude of the effort involved to succeed in such a transition and has begun the process to prepare for this eventuality.

The Company will start on the conversion plan in Q1 and Q2 FY2010 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

The first phase includes the identification of significant differences between the current Canadian GAAP standards and IFRS that are relevant to DragonWave and a review of the alternatives available upon adoption. The Company will perform a diagnostic review and establish the most significant differences for the Company. Canadian GAAP and IFRS differ in the following areas:  revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for DragonWave to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company will begin this phase in Q3-Q4 FY2010.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

You will find below a selection of the Company’s annual audited and quarterly un-audited financial results.

	FY 2008					FY 09
	May 31	Aug 31	Nov 30	Feb 29	YE	May 31	Aug 31	Nov 28	Feb 28	YE
	2007	2007	2007	2008	2008	2008	2008	2008	2009	2009

Revenue	8,629	9,885	11,548	10,342	40,404	10,725	10,572	10,704	11,333	43,334
Gross Profit	3,025	3,611	4,532	4,256	15,424	4,381	3,627	3,704	2,939	14,651
Gross Profit %	35%	37%	39%	41%	38%	41%	34%	35%	26%	34%

Operating Expenses	4,899	5,405	5,850	6,475	22,629	6,835	6,460	6,483	5,997	25,775
Income from operations	(1,874)	(1,794)	(1,318)	(2,219)	(7,205)	(2,454)	(2,833)	(2,779)	(3,058)	(11,124)

Net income (loss) for the year	(2,726)	(2,069)	(1,208)	(2,249)	(8,252)	(1,941)	(1,677)	(221)	(2,150)	(5,989)
Basic and fully diluted loss per share	(0.21)	(0.08)	(0.04)	(0.08)	(0.35)	(0.07)	(0.06)	(0.01)	(0.08)	(0.21)
Basic and diluted weighted average number of shares outstanding	13,181,112	24,639,351	27,646,025	28,440,355	23,448,504	28,480,522	28,555,335	28,555,716	28,536,427	28,537,202

Total Assets	42,961	40,248	62,268	59,815	59,815	54,988	55,371	56,102	51,828	51,828

Historically, the Company’s operating results have fluctuated on a quarterly basis and it is expected that quarterly financial results will continue to fluctuate in the future. Fluctuations in results relate to the growth in the Company’s revenue, and the project nature of the network installations of our end customers.  In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.